

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2025

Megan Holdings Limited
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

Re: Megan Holdings Limited
Amendment No. 9 to Registration Statement on Form F-1
Exhibit No 10.5
Filed March 12, 2025
File No. 333-281357

Dear Hoo Wei Sern:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance